================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                                (Amendment No. 2)
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                          EDUCATION LENDING GROUP, INC.
                       (Name of Subject Company (Issuer))

                          EDUCATION LENDING GROUP, INC.
                       (Name of Filing Person, the Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    28140A109
                      (CUSIP Number of Class of Securities)

                          Interwest Transfer Co., Inc.
                              1981 East 4800 South
                                    Suite 100
                           Salt Lake City, Utah 84117
                                 (801) 272-9294
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
        Transaction Valuation*                    Amount of Filing Fee**
            $177,842,448                                $14,387***
--------------------------------------------------------------------------------
* Calculated based upon the maximum number of shares of common stock to be acquired by us, multiplied by the market value of the common shares, using the average of the high and low sales price of a common stock as reported on the NASDAQ SmallCap Market System on August 5, 2003.

** The amount of the filing fee calculated under the Securities Exchange Act of 1934, is calculated at the rate of $80.90 per million dollars of the transaction value.

***  Previously paid.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,387      Filing Party: Education Lending Group, Inc.
                        ---------                  -----------------------------

Form or Registration No.:  Schedule TO            Date Filed:  August 7, 2003
                           ----------------                    -----------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_| third-party tender offer subject to Rule 14d-1
     |X| issuer tender offer subject to Rule 13e-4
     |_| going-private transaction subject to Rule 13e-3
     |_| amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on August 7, 2003 by Education Lending Group, Inc. (the "Company").

     The Schedule TO is hereby amended and supplemented as follows:

1. As announced on September 10, 2003, the Company is withdrawing its offer to exchange one share of registered Common Stock, par value $.001 per share for each outstanding share of Common Stock, par value $.001 per share as described in the Company's press release attached as Exhibit (a)(9).

2.   Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

     (a)(9) Press Release, dated September 10, 2003.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

September 10, 2003

                                           Education Lending Group, Inc.

                                           By:  /s/ Robert deRose
                                           -----------------------------------
                                           Robert deRose, Chairman and
                                           Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit Number                Description
--------------                -----------
(a)(9)                        Press Release, dated September 10, 2003.

                                       5